

August 2, 2023

Li Siu Lun Allan
Chief Executive Officer
Fenbo Holdings Ltd
Unit J, 19/F, World Tech Centre
95 How Ming Street
Kwun Tong, Hong Kong

> **Re: Fenbo Holdings Ltd**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 20, 2023**
> **CIK No. 0001957001**

Dear Li Siu Lun Allan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

General

1. Please revise the cover page of the resale prospectus to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq Capital Market, after which the securities may be offered and sold at prevailing market prices or at negotiated prices.

You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing